Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 19, 2021

The following transcript is from a webcast of the Deutsche Bank Virtual Transportation Conference, which took place on August 17, 2021 and was first made available on August 19, 2021 on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) to provide information relating to its proposed combination with Kansas City Southern (“KCS”).

CORPORATE PARTICIPANTS

Paul A. N. Butcher	Patrick J. Ottensmeyer
Vice President-Investor Relations, Canadian National Railway Co	President, Chief Executive Officer & Director, Kansas City Southern

Jean-Jacques Ruest
President, Chief Executive Officer & Director, Canadian National Railway Co.

OTHER PARTICIPANTS
Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Amit Mehrotra

Analyst, Deutsche Bank Securities, Inc.

Okay. Good afternoon, everyone. Welcome back to Deutsche Bank’s 2021 Transportation Conference. My name is Amit Mehrotra, Transportation and Maritime Shipping Analyst here at Deutsche Bank. We recently heard from Union Pacific. I’m now very pleased to welcome live and in-person, I don’t think I’ve said that in a long, long time, so I appreciate you, JJ and Pat, for being here in-person here at our Deutsche Bank’s headquarters at 60 Wall Street.

The CEOs of both Canadian National, JJ Ruest; and Kansas City Southern, Pat Ottensmeyer. We’re also joined by Mike Upchurch, CFO of the KCS; Paul Butcher; and Ashley Thorne, CN and Kansas City’s Vice Presidents of Investor Relations. So, all five of you, thank you so much for joining us. You have a lot going on. So, we really appreciate you joining Deutsche Bank’s conference and the shareholder votes are close to coming up in the next few days or so.

So, let me hand it over to Paul Butcher to begin with the prepared remarks. He’ll hand it over to JJ and Pat, and then after their prepared remarks, we’ll get into Q&A. Paul?

Paul A. N. Butcher Vice President-Investor Relations, Canadian National Railway Co.

All right. So, thank you, Amit. Before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information available at the beginning of the presentation. As a reminder, today’s webcast contains certain projections and other forward-looking statements within the meaning of the US and Canadian Securities Law. These statements are subject to risk and uncertainty that may cause actual results to differ materially from those expressed or implied in these statements, and are more fully described in our cautionary statements regarding forward-looking statements in our presentation.

So with that, I’ll now turn it over to CN’s President and Chief Executive Officer, JJ Ruest, as well as KCS’ President and Chief Executive Officer, Pat Ottensmeyer.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Well, thank you, Paul, and thank you, Amit. And it’s great to be here with Pat doing some presentation and marketing all day in New York. So, I’m delighted to speak with you today about our partnership with KCS. It’s an historic moment [ph] and a very significant (02:13) moment for CN and KCS to come together, talking about the proposed merger, proposed combination, very excited about the future, and also excited to be in New York at 60 Wall Street. It’s been a while since we’ve been in New York and we’re looking forward to be able to do this on a more regular basis in the weeks and months to come.

So some key messages. The CN-KCS remains a superior combination and is the best solution for KCS. Very recently, the KCS board of director unanimously determined that the CN proposal continues to be superior. It’s a true pro-competitive end-to-end merger. And when you look at the fact that we filed under the new rule, I think it was already getting in line with the executive order of President Biden. We have overwhelming support from stakeholders and independent third-parties, over [ph] 750 (03:02) letters, as you know, of support for our merger and/or our voting trust support.

And we view these letters as support in both ways. One is, support for the CN-KCS combination, but also support for doing a transaction – a rail transaction under the new rule. There hasn’t been a transaction long time and, I think those who had voiced in rail transaction, also support very much that this transaction should take place under the new rule which is a quite significant difference than under the old rule. Looking forward to a positive response from the STB on our voting trust. The STB has said that they expect to have a decision by August 31, and we’re looking very much forward to that.

So, Pat?

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern

Okay. Thanks, JJ. Thanks, Amit. And welcome, everyone. I just want to make a couple comments on this slide before we move on, and that is, as many of you know, we, KCS has a shareholders meeting scheduled for Thursday, August 19. We are moving forward with that shareholders meeting. You probably saw our announcement last week. Actually, two elements that I think are worth highlighting. One is that our Board, as JJ mentioned, unanimously determined that the most recent proposal from CP was not superior to the CN offer that we have in front of us and that the Board also deemed that it was unlikely to develop into a superior offer. We are totally focused on moving forward with the CN vote and transaction.

We also announced, in response to the STB’s self-imposed deadline of August 31, that in the event that we do not have a decision from the STB by this evening – by the close of business this evening, I think at 7:00 PM Eastern Time, 6:00 PM Central Time, we will immediately adjourn the meeting on the 19th, Thursday. And at that time, we will announce the new meeting date. But, if we do not have a decision from the STB, we think that is very important information for shareholders. We’re not going to ask shareholders to make a commitment without having that information. We will adjourn and we will reconvene at a time that we will announce on Thursday, and after we have a decision from the STB on the voting trust.

JJ, back to you.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Let’s go to page 5. Just want to reiterate some of the key element of the CN proposal. So it’s $325 per share, $200 of cash, and 1.129 CN shares for each KCS shares. That gives opportunity to KCS shareholders to participate in long-term upside. It’s $25 more than the CP latest offer. So, it’s a full $2.2 billion value. So it is significant. The combined entity, will establish the premier Canada-US-Mexico railway which is, by the way, a much needed new North/South supply chain network that really needs to put in place to really make full use of the recently renewed and re-signed USMCA. But, significant synergies, $1 billion plus, mainly driven by ESG-positive conversion, truck to rail. As time goes on, during the course of the summer, doing more homework, we’re even more confident about the synergies that we have first worked out in early April when we made the offer early days.

We believe we have a low execution risk. We have fully committed financing for the transaction and we have a plain vanilla trust, the same way as CP has. I think it does what it does. It should work very well. And we have a good track record in M&A acquisition at CN. We’ve bought, over the years, big and small railroad and want to go on that people [ph] know probably the best is with the Illinois Central (07:14). And just as a reminder, we don’t need a CN shareholder’s vote for – to complete the transaction.

If we go to the next page, page 6, which is highly strategic. This new network would probably be one of the most compelling network around the rail industry, extending all the way from Mexico City, all the way north to Montréal [ph] Toronto (07:38) and West Vancouver and Calgary. We will really exploit – be in a good position to exploit world trade from all three coasts to any part of the hinterland in North America, but also, we will compete and compete real hard, and provide customers choices for long-haul intermodal between [ph] the three countries (07:54).

Therefore, as I said earlier, we have a high conviction on our synergies as much the cost and the revenue. And on the revenue, the synergies in bulk carload merchandise, [ph] bulk selective (08:05), bulk commodities, as well as intermodal, what is conversion from the highway or diversion from other railroad. And all of this should be really accretive to CN and KCS’ shareholders.

If we go on to page 7, just as a reminder to investors that CN has been a pioneer and the first railroad to really drive the operating – significant operating ratio improvement and do what’s now known today as Precision Scheduled Railroading, or back at the time, Scheduled Railroading and doing that ahead of the industry. It’s part of our DNA [ph] its (08:38) how we look at cost and asset utilization. This foundation allowed us to expand in a fast-growing consumer market because after once you’ve done a lot of PSR, eventually, you got to turn where the big potential of freight long term is, which is a consumer market, [ph] and the consumers tend to consume (08:53) product that moves around in truck and, therefore, that’s the world of intermodal.

And over time, our [ph] mix of business has shifted (09:01) towards a little more intermodal and less bulk. In recent years, we have been focused on technology investment as well. [ph] Part of the (09:10) future of the rail industry including this compelling network is also to use more technology in places like maintenance – preventive maintenance. How we manage [ph] locomotives (09:20) fuel efficiencies, and also, how we interact with our customers? How we create supply chain that are closer to the supply chain our customers experience when they deal with [ph] intermodal (09:31) companies or when they deal with trucking companies so that we make it easier for them to use the benefit of rail which is so much better in term of fuel efficiency, but also in term of cost.

During this period of time since the IPO, CN has done five major acquisitions and our – and we will continue to drive growth – profitable growth, continue to invest in technology, and then focus on operational excellence. But at the same time, also different areas of top line expansion where there is business available to us, not just the bulk business. And maybe Pat, you want to talk about the cross-border advantage that we’re putting together.

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Okay. Moving on to slide 8, just a few key metrics here for the KCS system. Most of you have probably heard us talk, draw a lot of attention to our cross-border volume, which has been the fastest-growing area of our business, touching many of our business units. But certainly, the core of our franchise is that stretch between Shreveport and East Texas down into Monterrey, Mexico across the Laredo Gateway. This is a very strategic gateway for us. We are the only railroad to operate on both sides of the US-Mexico border at the Laredo Gateway. Laredo, as you probably know, handles about 50% of the US-Mexico surface trade, including truck.

As you can see here, our franchise cross-border volume growth has been 11% over the last 10 years. So this has been a very fast-growing area. We expect it to continue to grow. As JJ mentioned, as a result of the USMCA, we have trade certainty between US and Mexico and Canada for that matter. And then some of our fastest-growing commodity groups are cross-border with refined fuel products being the most recent oversized growth area for us.

We’ve had a little bit of a hiccup in that area recently but that has to do more with some permitting and regulatory changes on the Mexico side that ultimately we will work through. And then intermodal and automotive, big opportunities for cross-border growth and as you know that intermodal growth is a big part of the revenue synergies for the combined CN and KCS network.

Moving to the right side of the slide here, you can see cross-border intermodal growth has greatly exceeded our overall cross-border traffic growth. This has been one of the fastest-growing areas in our portfolio for several years. And in spite of the fact that we’ve shown consistent double-digit very extraordinary growth rates over a long period of time, we still handle only about 6% of the available market for cross-border traffic compared to trucks.

So, there is a lot of opportunity. It’s a large market. We have a small share. It’s a growing market. USMCA will continue to drive growth there. And as we’ll talk about, I’m sure, the single-line network that CN and KCS offers with single-line service between Central Mexico or some of the fastest-growing industrial markets in North America are located, all the way to Chicago, Detroit, Toronto with a single-line service option will help us drive this market share and growth for many years to come.

On the bottom, you can see other performance metrics. Our operating ratio has declined very substantially over the last 10 years to the point where we are right in the mix and occasionally, at the front of the pack in terms of operating ratio performance and earnings per share growth at 12% is excellent as well.

Moving on to slide 9, JJ touched on some of this, the characteristics of the CN-KCS combination, the fact that we’re offering new single-line service to markets that new markets for our shipper – for our customers, the advantages of single-line service, particularly, in premium service sensitive commodities like automotive, finished vehicles and intermodal. This is a real enhancement to competition, just because of the single-line nature of the network and the markets that we connect.

In addition to that, the commitments that have been made as part of the merger approval for open gateways [ph] would leave (14:50) existing gateways open on commercially reasonable terms, greater price transparency and dispute resolutions involving binding arbitration, which should be very attractive to shippers who want a quicker resolution of rate disputes and other commercial disputes. That is a very attractive package, in addition, just to the nature of the network, creating new competitive options.

So, we think this is a combination that will be very attractive to the shipper universe. We get a lot of questions about the executive order and the presidential executive order, you can see on the right side of this slide. When you really cut through it and look at what the executive order says, specifically related to rail, it’s very similar to the language, even some of the same words that are used in the new rules under the STB major merger rules criteria. So we don’t see anything in the executive order that raises the bar or changes the standard at all. And the fact that the CN-KCS combination is going to be evaluated under the new rules and the commitments that CN has made for open gateways, bottleneck pricing, pricing transparency, dispute resolution, it’s really pretty clear that this combination is pro-competitive, it enhances competition and no shipper will be left with a loss of options that they have prior to the merger.

And then finally, comments on slide 10, the path to completion. We touched on this earlier. The next major milestone is the shareholder meeting on August 19. I think I hopefully explained that pretty well before. We are planning to proceed with that meeting. If we do not have a decision from the STB, we will immediately adjourn and we will announce the new meeting date on Thursday and, of course, if the STB decision is different than what we expect, shareholders will have the opportunity to change their vote if it’s something that they don’t like.

I know there are shareholders in the audience. We would like to ask for your support. Your vote is important. We think the signal that your vote will send a clear signal to the STB and others that the KCS shareholders want to move forward with the CN deal. So the commitment that we’ve made that we will wait for the STB decision to conclude the meeting, hopefully, gives you comfort that you can go ahead and vote today or tomorrow for the merger and send that signal and keep this transaction on a timetable to move forward as quickly as possible.

So with that, I’ll pass it back to JJ.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

So if you go to page 11, just to wrap it up, we’re more confident than ever in this unique benefit of the CN-KCS combination of what we can create by coming together. Synergies are significant, whether you look at costs, but even more so on the revenue side, whether it’s carload, merchandise, selected bulk commodity, intermodal conversion from the highway or intermodal diversion from other network, how we can deploy technology in a bigger network and get the benefit of that on safety and costs, and also the effort on ESG, how we can continue to drive fuel efficiency over a bigger network. It’s a combination that’s really is pro-competitive merger with broad benefit to stakeholders, especially people who are user of the network, either the customers or people who are part of the supply chain, like port operators and terminal operators.

We’ve made the pledge way before the executive order of the President came up about remedy to bottleneck, commercial binding arbitration for one that we can’t quite agree on term with customers, open gateway, open gateway pricing visibility, for those of you who understand it a little better [ph] its Rule 11 (19:12) pricing. Customers get to influence the gateway we’re going to be using and also they have pricing visibility over more than one gateway so they can negotiate better with all the connecting carrier et cetera, et cetera.

All these things will really enhance competition and be in line with the spirit of the executive order, but also the spirit of the 1,700 plus customers and stakeholders, who supported us, who also at the same time, support the fact we like to see the next rail merger, this one, in particular, to be done under the new rule. And just finally, what we are going to be putting together is probably going to be the most compelling network among the rail in North America. By the time, this thing comes together and USMCA is coming [ph] to its full (19:56) coming of age, this network will be quite powerful. And my view is it will also be one of the enabler of the North American economy to help in creating jobs and helping also to resolve some of the very long, long supply chain from China that some of that maybe it’s time to relocate, at least some of it within the continent.

So, on that, Amit, we’ll turn it to your questions.

QUESTION AND ANSWER SECTION

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Okay. Great. I know we have several hundred people on this webcast, so I think they appreciated that comprehensive presentation. We have some time for questions, not a lot of time, so I’m just going to get into it.

Yeah.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

JJ, I want to get your and Pat’s conviction in the voting trust has been pretty steadfast and I wanted to dig into that a little bit. I think maybe we’re looking at the STB decision on CP’s voting trust back in May, something that may have gotten missed is the fact that the comment that they made that regardless of which merger rule applies, they need to look at the voting trust on a full review basis. And of course, it was a vote, not just an affirmation, it was a full vote, which is not even required under the pre-2001 merger rules. So, talk to us about why you’re so convinced that in the voting trust approval. Do you believe the points that I raised or maybe other points that maybe I haven’t raised, kind of, support the fact that the STB is looking at the CN voting trust exactly the same way that they approved the CP one?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So first of all, we fundamentally believe that this transaction – it’s been 20 years since the [ph] failed CN-BN (21:35). And a lot have changed since then, KCS is much bigger, their rail industry is bigger. Customers’ expectation are also evolving and we think this transaction should be looked under the new rule. So we did volunteer under the new rule. The new rule requires a little more – definitely more submission, more [ph] meat (21:54) to be submitted to the STB. We believe that everything we’ve done in the filing was covered very well, making sure that KCS remain free of running the business independently, keep the management [ph] continue to spend their (22:08) the capital and be in great shape with regards to the decision of STB, whether they approve the transaction or not.

In terms of the financial health of KCS, obviously, what I’ve just said covers that. The financial health towards CN, we’ve provided everything and anything I think that the STB need to really see that the CN balance sheet historically has been one of the strongest. We’ve been buying less share than others. We had been keeping up our drive for the last two decades for a day that we could do a rail transaction and now we are using it.

We made a commitment to bringing our debt back to a lower level and we could provide the timeline. We share all the information with credit agency. And I think that we also addressed the concern and the question of the STB, and we’re already in this filing. We’re already planting the seeds of what will be enhanced competition, even though it may not have been required [ph] for the (23:03) voting trust itself.

We already provided a number of statement commitment that we will go into greater detail with the STB, when it’s time to actually solicit their support for the merger itself.

So I think we are covering all the bases and we are also in line with the view, the need of the time of stakeholders, of customers, and those who are around the rail industry who depend on us for what we do. And these [ph] letters of (23:30) support as much as the CN-KCS transaction as they are supporting a newer way, maybe more modern way of railroading and of competing, which is really the new rule.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah. And I want to ask about this dynamic of maintaining competition versus enhancing competition. I mean if you read submissions by CN itself, there’s over 340 customers that overlap, there’s 180 route miles that overlap. I mean, you’ve addressed it in terms of potential divestitures to remedy that. But just the very fact of so many overlapping customers and 180 route miles might not seem a lot in the grand scheme of things but it’s 180 route miles. How do you think about how that filters through the STB with respect to enhanced competition?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So this is where this [ph] divergent (24:18) view on the facts. When there’s really an overlap is when the CN and KCS have a running parallel line between New Orleans-Baton Rouge where it’s truly two for one, and in this two for one, really the best way to recreate the two for one, the competition is to allow another railroad short-line operator, Class 1 or infrastructure fund to buy the assets from us and then recreate two for one. The remaining number that you’re talking about, they’re really more – they’re customers who are typically [ph] on short-lines (24:49). An example [ph] of that being (24:50) St. Louis, where the so-called overlap exists because both CN and KCS as well as the other four or five other Class 1 railroad connect with the [ph] TTRA (25:02). So these are not customers that neither us nor KCS actually serve physically.

We have commercial access and the real carrier is a short-line operator, and that short-line operator connects with a number of Class 1. So by having the combination that we will propose, they’re actually gaining. They’re gaining because now one of the Class 1 CN-KCS, CN today is more kind of going east with the freight and KCS more going west, they will now have extra remedy that doesn’t exist today. They will have commercially binding arbitration dispute. They will have pricing visibility to any gateway that they want to choose beyond using us.

They will have remedy to any bottleneck situation that these shippers, which again they’re not served by us. It’s not two for one, but they are connecting with both of us that not only they will be able to connect with others, obviously, they’re going to go from six to five or five to four. But at the same time, they will have an enhanced aspect of competition that otherwise they would not have under the CP merger where their situation would actually not improve.

I would argue that in the case of CN, the situation improve because now they have access to [indiscernible] (26:11) remedy. Back to New Orleans and Baton Rouge, yeah, these are two for one, talking physical access and commercial access. So, we need to recreate that by selling the property to another railroad operator, who would recreate what KCS was offering in terms of option.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Okay. And Pat, I want to ask a few process-related questions, if that’s okay. So, I obviously read the entire prospectus and quite a lot of details. Clearly, the board had exhausted deliberations on both offers between CP and CN. There is a spread now still between both the offers. To the extent that hypothetical scenario where we have parity between the offers between CP and CNI down the road. What are the [ph] kind of (26:57) beyond just the headline, the deal value? What are some of the considerations that you and the board have in terms of comparing and [ph] contrasting (27:08) both the offers?

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern	A

Well, I think, our board has really been very focused on the risk versus value, headline value versus risk. There’s been a spread, as you know, from the time that we announced the CP decision and entered into that agreement. We had an alternative bid that didn’t have any regulatory risk. And the board doesn’t have a number in mind in terms of evaluating that but obviously there was no CP voting trust at that point. So the assessment was that [ph] that (27:56) transaction because it involved more risk, it was appropriate to have spread and make educated assessment about the risk.

I think if the situation you described, it would be hard to know what all the facts are. Is there a difference in the terms or the conditions of the voting trust? Is there a difference in the ability to execute given some of the responses from the STB? So, it’s just very difficult to really answer that question until you have all the facts laid out.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah.

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern	A

And know how does the voting trust approval and any conditions that might be attached to that factor into that decision. So I wouldn’t really want to speculate too much on what those facts are going to be and how the board will weigh those.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah, and if we get the STB approval in the next couple weeks or so, followed closely by shareholder vote, let’s say, that gets passed. Are we talking about two three months, I mean, obviously Mexican approval [ph] is going to (29:02) come after that. Things usually happen pretty slowly in Mexico, I don’t know if that’s a two, three-month process, but how would you characterize, kind of, the go-forward after the shareholder vote and the STB [ph] voting on (29:12)?

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern	A

If we get a good, kind of, clean decision from the STB, not a complex decision, not a lot of complexity that will take some time to really understand where possible issues that would need to be resolved or cured. So let’s assume that that’s not part of the equation. I think if we got the shareholder vote, STB decision by the end of the month, we’re doing everything we can to move along and get the Mexican approvals as quickly as possible.

COFECE, the antitrust agency in Mexico, does not have a deadline similar to the STB. They can take whatever time they feel like they need. So what we’re doing really is just being as responsible as we can. They came back after we filed our initial application with a request for information. We turned that around very quickly, got them what they had asked for. Now the ball is back in their court. So that’s really the major, kind of, way we can influence that. But we’re hoping that a month or two maybe to wrap up the Mexican approvals. And then I think it’s very reasonable that we could – if we get shareholder vote, STB decision that we could be closing this transaction during the fourth quarter before the end of the year, certainly.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Got it. JJ, my last process-related question, I promise, but if we walk through this process where you close the voting trust, KCS is now in trust. Fast forward a year in the back half of 2022. And let’s just say the STB rejects the merger for whatever reason, you have to divest KCS out of the trust. That is according to, I think, just the merger agreement, that’s a two-year process. How long do you have or does CN have to, kind of, respect that divestiture if that comes to play?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yes. So we’re going to work hard with all the stakeholders that are involved, shippers’ association, cities, passenger operator to be sure that we meet the need that they have. So there’s something in it for everybody that we close the transaction at that time. But let’s say, we get to late 2022 and the condition of the STB proposed for the transaction are too onerous or they actually just say no, we would have two years to look for somebody else who would become the owner of KCS.

In the meantime, KCS will continue to operate well under the current management, current capital plan, we’ve seen the business plan. The company should [ph] continue (31:51) to increase in value on a standalone basis, but two years after the decision of the STB is my understanding is where we would have to have a transaction to change the ownership.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Got it. Okay. Let’s talk about the industrial logic of the deal, how this makes a better network for CN over the next several years or decades. I think the $1 billion bottom line benefit is predominantly coming from revenue synergies as a growth-related acquisition, a lot of that’s coming from intermodal. I would say there’s no one better in the North American rail industry that’s gone intermodal at CN, I mean up 80%, 90% over the last decade or so. It’s been remarkable. A lot of that’s come with yield challenges to be fair.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

And so, leaning into intermodal, obviously, [ph] begs (32:40) the question of mix challenges. There’s obviously the intermodal business that comes from this deal is different than the intermodal business you have today in terms of length of haul and balance of the network. But talk about how you interpret that mix challenge or opportunity and how the characteristics of the intermodal revenue that you’re leaning into as a result of this is different than, kind of, what’s occurred at last decade?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So, you’re right. I mean, when you said the mix on the synergies about 25%-75%; 25% on [ph] costs (33:07), 75% on the revenue, the intermodal aspect is significant. I don’t want to dismiss the potential to moving carload. For example, lumber to transload in Texas is definitely one of the carload synergies. There might be some crude to the Gulf via the Kansas City gateway. By the way, one of the reasons for us to really promote open gateway and open gateway is really for the carload, right?

[ph] So yes, it gets up to a point that’s intermodal for UP and BN but most of the (33:31) gateway on the interchange [ph] are mostly (33:37) carload. It’s also to attract – make more use of these gateways to attract more carload network. Whether we originate or terminate is not the point. We want to have a network that really has attract more freight to our network by making it easier for a customer to make pricing choices, pricing discovery, and as well as come up to – come to using our network. So they might be crude from Alberta [indiscernible] (34:00) Kansas City, a lot of great product, and then you get into intermodal, because that’s where the North American economy is going.

The experience of CN as to why we’ve been able to grow intermodal [ph] on a mostly Canadian (34:12) network by almost 80% over a decade is because that’s where the economy is growing. We just need to create a mousetrap that’s better than any other mousetrap [ph] in that case, the West Cost with [indiscernible] Long Beach, Seattle, [indiscernible], UP and BN (34:23-34:28). We’d love to recreate that with Mobil, Lázaro Cadenas [ph] Vera Cruz, maybe, New Orleans (34:33), and make full use of the cities that the new combination will create. We’d like to see, at some point, Kansas City to be a bigger hub for intermodal for the new network coming from the east, like the Port of Montréal or coming from the south or coming from [ph] New Orleans (34:50). Maybe having St. Louis to get back on the map.

But, the biggest potential is probably stuff like [ph] auto parts, where you go from (34:58) Mexico which consumes a lot of auto parts and manufacturing of finished vehicle, but also [ph] produces for the Northern assembly plants in Michigan, (35:09) in Ontario. So you create a natural network that has more mile – rail mile than any other network, definitely much more than the two Eastern Railroad, and potentially, in some cases, bigger than the mile [ph] that UP and BN benefit. If you start a train, say, (35:25) close to Mexico City or San Luis Potosí and you’re into Detroit, what you create is a single line, single operator intermodal network from the time you start your train [ph] or your block from San Luis Potosí (35:41) and stop in Detroit, competing with today, a KCS interchange at the border or closer to the border in the case of [ph]BN (35:51).

And then after that, another interchange [ph] now to an over the highway operator (35:54) from Chicago. So here, we would actually share less of the revenue potential with the [indiscernible] (36:02). We have a longer haul. We will be very focused in making sure these trains run the basic of PSR, long train, double stack, and balance as much as possible. And the balance means [ph] revenue both ways (36:15). That’s really where the marketing team really have to work hard to find business that is going to end up on its way back to Mexico [indiscernible] (36:23) because these flows are not as balanced as you would expect. So need to work hard on balance.

The operator needs to work hard on having an operating plan. It doesn’t have to be superfast, but it has to be consistent and also trains which are long enough that we can reduce our costs. Intermodal can compete and make money easier if they have longer haul. It does have – intermodal long haul in long term does not have the same operating ratio than moving unit train or [ph] grain on 50 cars (36:53). So that’s the fact. But, I think, as an industry, we need to find ways to make money [ph] at (37:00) what’s available.

So now, you’re looking maybe more at the EPS growth, operating income, EBITDA, or return on invested capital, and then just so much on OR. OR is a very good matrix for carloads and – merchandise carloads and bulk. But, if you’re applying that too hard on operating – on the intermodal, maybe you miss out one of the big opportunities in the future, which is competing with the highway. So, we want to look and make an investment that are profitable and profitable in what these markets can support in term of operating income and operating ratio.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

So just on that point, even if you don’t expand operating margins, the implied incremental margin from that...

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

The total margin.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

...is quite strong?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah, yeah.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

That’s right. So, if I can unit as opposed to total-definitely the transaction is about a total. That’s why the $1 billion plus of EBITDA [ph] came in its (37:54) coming from either cost of new business or better business. Definitely, even on our existing intermodal network that we have on our current footprint, we are focused on increasing the yield of that business. Every time we have a chance to increase a train length or create destination train or create train [ph] which has only two destination cities on it (38:14), a train which had better balance going back to the coast, we call this, density of the train, train which are – where you purify the 53-foot well versus a 40-foot well depending [ph] on whether you’re going to the coast or you’re going domestic because that’s not the same car type. It has an indirect (38:28-38:34) impact on your revenue per train in that case when your train is of the same length. All these things – and obviously [ph] your costs within the intermodal (38:42) operation at both end. And we also run a trucking firm owner operator, CNTL [ph] who do the [indiscernible] (38:49) destination. We do this to control the service.

And in the case of KCS, we would probably want to have a retail product also that we will market ourself from Mexico to Canada and the other way around, as much as we will partner, like we do in Canada, with wholesale partner, to make full use of the assets. So yeah, it’ll be – I don’t know what the ratio will be. It will probably be a very significant [ph] part of working with intermodal (39:14) partners, either by geography or by land or in total depending on what’s possible, but also, we will have some presence in [ph] terms of all of our (39:24) sales team doing some retail – directly in the marketplace, so that we can learn from marketplace, and be in it sufficiently that we understand what’s happening and not be only dependent on wholesale partner.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

When you roll up to that $1 billion of synergies EBITDA, how much cushion is there in that? Because a lot of things go wrong. I mean, unfortunately, [ph] British Columbia has been dealing with wildfires. I think teachers strikes are back on your (39:48) tracks in Mexico

So talk to – even the Mexico refined product trades, there’s some bottlenecks. Talk to us about how much cushion there is in that number because you raised it and how confident you are in the context of all the things that could go wrong with this?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. And you’re right, you mentioned refined product [ph] that’s another area of (40:08) growth for Mexico and some of that might come from the CN origin. Definitely [ph] there are scenarios of (40:15) opportunity and it’s good business. But, going back to your point, we’ve never really put in – we’re conscious – I mean, there’s always things that happen that you can’t quite predict [ph] whether there’s (40:26) civil unrest or things related to nature and more, and we may have more and more things related to, what one would call, more global warming or whatnot, which is what the BC forest fire right now are related to. But, we never put in all of the synergies in our model. We create a model with a base case. And as good marketer, we always – we need to have to have some fallback [ph] hold cards, I don’t know the way Hunter used to call that, so hold cards (40:49) in case this doesn’t work out.

So, the total is bigger than what we are working with on base case. And either – these other dollars will either protect the base case and/or enhance what we can hope to get from the transaction. And also, the economy obviously between now and 2025, the way you run your model [ph] is going to be quite cheap. We’re coming out of a (41:12) time when economy is post-COVID. So it should be a moment in time when economy for next few years should be...

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc. .	Q

Yeah.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

... [indiscernible] (41:21) conducive to people like us who – we depend on the economy. We – the growth should be like GDP plus. So what is GDP? But, it’s coming at a time when GDP should be [ph] favorable (41:34)?

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Can we talk about, just last couple of minutes here, specifically on CN, and you have some decent guidance out there, have single-digit RTM growth, double-digit EPS growth, grain volumes, aren’t looking so great. You’ve got the British Columbia fires...

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

...that you’re dealing with and that crisis. How do you think about the feeling that that full year kind of outlook in the context of these recent developments?

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

Yeah. So the operation is running very well at this summer. If you put aside the slowdown related to the risk of fire and the fire itself, we didn’t move all the business that was available for us and there’s still a backlog of business at Port of Vancouver. There’s also some potential backlog in the forest product. The forest product industry, obviously, they do their logging operation in the middle of the [ph] this area (42:25) which is also under stress.

So this summer, we had the federal government of Canada actually impose some speed restriction on mainline train. When the temperature exceeds 32 degrees centigrade, it is an area, as per the authority, in the higher risk of fire. So definitely, that disrupts some of our KPI of operation. It had an impact on our revenue ton mile. We won’t recover the impact from revenue ton mile of what happened since the 1st of July up to today. So it makes the revenue ton mile target for the year end more challenging to achieve. No question. Yeah.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

And that – will that translate to maybe a more difficult time shooting that double-digit EPS growth...

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

So then, we also have a big program on working our yield pricing...

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

...in two ways; getting the best price possible we can get from our customers, as well as, what we call, [indiscernible] (43:18). So from time-to-time, you hear news that some business move from one railroad to another. It doesn’t mean actually that you lose business. It just means that you now have to do business with somebody else, especially on the port. So the port keep on getting busy and they keep us as busy as can be.

But, the payer freight might be a different payer freight and the container might come from a different shipping line...

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.

Yeah.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	A

...And what that does? It might actually help us over time to improve the yield of the port business itself. So these are all the drivers of the EPS and the operating income. But obviously, we need RTM, and right now, the last couple of weeks, the RTM had been weaker because of the challenge in our Western network. And our Western network is the most productive network of CN on the volume side. That’s where a good deal of our revenue comes from.

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah. Before we just end, let me just ask kind of Pat, I mean, this Lázaro issue popping up. We’re seeing it in the cross-border volumes most recently pretty significantly. Just give us an update? I mean, I know you had a little bit of difficult operational quarter, the first quarter, I would say. How’s that trending in the second quarter and how should we think about those operations tracking in light of all that?

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern.	A

If you look at where the revenue misses are – in terms of our performance here, Lázaro is down because [ph] of teacher (44:38) strike, as you mentioned. Those things come and they go and we’re confident we’ll get that resolved. The automotive business is down significantly because of the chip shortage, but I think that’s going to come back strong and we’re not losing that business...

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah.

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern.	A

...It’s not moving. And then the refined products into Mexico, we had a change in the regimen for permitting and inspections from the Mexican government. We think we have that resolved. We think we’ve got a good line of sight to what the government expects of us, and some of the receivers, either the terminals or [ph] transloaders (45:20) that were shut down for the same reason are now reopening. We have lost some of that business to truck, but that product wants to move by rail and...

Amit Mehrotra Analyst, Deutsche Bank Securities, Inc.	Q

Yeah.

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern.	A

...we’ll get that back. So, I feel pretty good about the revenue recovery. We definitely put resources into the network of people and locomotives and in other assets. We’ve got some capital projects coming online that will help us with our service recovery. And the railroad is running really well, [ph] velocity, dwell, other (45:50) metrics that we looked at are as good as they have been for at least a year or more. So, we’ve got service issues fixed. There was a cost component of that, that we have now, I think in the first quarter and second quarter, I think the revenue where we have been weak – weaker than expected will come back. And so, still hopeful that it all lines up here in the back half of the year and we still are able to have a very good year.

Amit Mehrotra

Analyst, Deutsche Bank Securities, Inc.

Okay. I think we can end it here. I want to thank both of you. I know you’re working incredibly hard and I really appreciate you guys taking the time to spend 45 minutes with us and discuss. I want to thank you all for joining us as well. We have CSX coming up in about 15 minutes, so people can dial back in, but I think we’ll end it there. Thank you very much.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Amit.

Patrick J. Ottensmeyer President, Chief Executive Officer & Director, Kansas City Southern

All right. Bye-bye.

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you. Thanks for having us...

[Abrupt End]

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Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

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In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

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